UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Janus Henderson Group plc

(Name of Issuer)

Ordinary Shares, par value $1.50 per Share

(Title of Class of Securities)

G4474Y 214

(CUSIP Number)

Mayu Mashimo

Manager, Actuarial and Accounting Unit

Dai-ichi Life Holdings, Inc.

13-1, Yurakucho 1-Chome,

Chiyoda-ku, Tokyo, 100-8411 Japan

+81-50-3780-7797

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4474Y 214

1.	Names of Reporting Person: Dai-ichi Life Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Tokyo, Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 30,668,922*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 30,668,922*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,668,922*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 16.59%**
14.	Type of Reporting Person (See Instructions): OO

*	Represents 30,668,922 ordinary shares, par value $1.50 per share (the “Company Ordinary Shares”), of Janus Henderson Group plc, incorporated and registered in Jersey, Channel Islands (the “Company”).
**

Based on 184,914,488 Company Ordinary Shares outstanding as of March 31, 2020 as reported by the Company on its “Statement of CDIs on Issue” filed with the Australian Securities Exchange on April 2, 2020.

Item 1. Security and Issuer

This Amendment No. 9 (this “Amendment No. 9”) amends the Schedule 13D that was filed on May 30, 2017, as amended by Amendment No. 1 filed on November 14, 2017, Amendment No. 2 filed on December 18, 2017, Amendment No. 3 filed on February 8, 2018, Amendment No. 4 filed on March 7, 2018, Amendment No. 5 filed on April 3, 2018, Amendment No. 6 filed on April 25, 2018, Amendment No. 7 filed on May 10, 2018 and Amendment No. 8 filed on October 3, 2018 (the “Schedule 13D”) by Dai-ichi Life Holdings, Inc. (the “Investor”), relating to the issued and outstanding ordinary shares, par value $1.50 per share (the “Company Ordinary Shares”), of Janus Henderson Group plc, incorporated and registered in Jersey, Channel Islands (the “Company”). The principal executive offices of the Company are located at 201 Bishopsgate, EC2M 3AE, United Kingdom. Beginning on the date this Amendment No. 9 is filed, all references in the Schedule 13D to the Schedule 13D shall be deemed to refer to the Schedule 13D as amended by this Amendment No. 9. Only those items reported in this Amendment No. 9 are amended and all other items in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 9 and not defined herein shall have the meanings given to such terms in the Schedule 13D.

This Amendment No. 9 is being filed to report a change in the Investor’s beneficial ownership of Company Ordinary Shares of more than one percent. The change of more than one percent is a result of a change in the aggregate number of Company Ordinary Shares outstanding as reported by the Company since Amendment No. 8, including on its (i) “Appendix 3B – New issue announcement” filed with the Australian Securities Exchange on October 1, 2019, (ii) Form 10-K filed on February 26, 2020 and (iii) as reflected in this Amendment No. 9, as reported by the Company on its “Statement of CDIs on Issue” filed with the Australian Securities Exchange on April 2, 2020.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following to the end thereof:

Since the filing of Amendment No. 8 on October 3, 2018, the Company has engaged in share buy-back programs and decreased the number of outstanding Company Ordinary Shares from 200,406,138 shares outstanding as of July 27, 2018 as reported by the Company in its Form 10-Q filed on July 31, 2018 to 184,914,488 shares outstanding as of March 31, 2020 as reported by the Company on its “Statement of CDIs on Issue” filed with the Australian Securities Exchange on April 2, 2020.

The current reported number of outstanding Company Ordinary Shares is a reduction from the (i) 187,486,613 Company Ordinary Shares outstanding as of September 30, 2019 as reported by the Company on its “Appendix 3B – New issue announcement” filed with the Australian Securities Exchange on October 1, 2019 at which point Investor beneficially owned 16.36% of the outstanding shares, and (ii) the 186,975,693 shares outstanding as of February 21, 2020 as reported by the Company in its Form 10-K filed on February 26, 2020 at which point Investor beneficially owned 16.40% of the outstanding Company Ordinary Shares. The Investor was not a party to the share buy-back program.

Item 5. Interest in the Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) Rows (7) through (11) and (13) of the cover pages to this Statement are hereby incorporated by reference. For purposes of calculating the percentages set forth in this Item 5, the number of shares outstanding is assumed to be 184,914,488, which is 184,914,488 shares outstanding as of March 31, 2020 as reported by the Company on its “Statement of CDIs on Issue” filed with the Australian Securities Exchange on April 2, 2020. For the purpose of Rule 13d-3 promulgated under the Exchange Act, the Investor beneficially owns 30,668,922 Company Ordinary Shares, representing approximately 16.59% of the outstanding Company Ordinary Shares.

(b) The Investor has the sole power to vote or direct the vote and to dispose or direct the disposition of all 30,668,922 Company Ordinary Shares beneficially owned by it.

(c) Neither the Investor nor, to its knowledge, any of its directors or executive officers has engaged in any transaction in Company Ordinary Shares in the past 60 days.

(d) No other person is known by the Investor to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s securities beneficially owned by the Investor.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dai-ichi Life Holdings, Inc.

Date: April 27, 2020	By:	/s/ Mayu Mashimo
	Name:	Mayu Mashimo
	Title:	Manager, Actuarial and Accounting Unit